FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

ROGERS COMMUNICATIONS INC.
(Translation of registrant's name into English)

333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Graeme McPhail
Graeme McPhail
Vice President, Associate General Counsel

Date:	September 14, 2005

Exhibit Index

Exhibit
Number	Description

99.1
Press Release issued by Rogers Communications Inc. on September 14, 2005 - Rogers Telecom Announces Receipt of Requisite Consents and Consideration to be Paid in Connection with Tender Offer and Consent Solicitation for its 10.625% Senior Secured Notes due 2008